

13030588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BondDesk Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 3rd Ave, 14th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Sidlauskas — 415-380-5135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Suite 2300	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Sidlauskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 19 day of February, 2013, by Dennis Sidlauskas, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature (Notary seal)


MARC L. CARR
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1935579
MARIN COUNTY
My Comm. Exp. May 8, 2015



Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

BondDesk Trading LLC

December 31, 2012

Contents



Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424
T 415.986.3900
F 415.986.3916
www.GrantThornton.com

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying financial statements of BondDesk Trading LLC (a Delaware corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

San Francisco, California
February 26, 2013

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$ 3,183,441
Restricted cash	546,668
Usage fees receivable, net	5,954,208
Receivable from clearing broker	113,346
Other assets	426,913
Property and equipment, net	539,307
Total assets	$ 10,763,883

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 528,471
Securities sold, not yet purchased, at fair value	479,990
Total liabilities	1,008,461
Member's equity:	
Member's equity	139,459,269
Advances to affiliate	(129,703,847)
Total member's equity	9,755,422
Total liabilities and member's equity	$ 10,763,883

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF OPERATIONS

Year ended December 31, 2012

Revenues:	
Usage fees, net	$ 47,735,760
Trading revenue	1,665,981
Total revenues	49,401,741
Expenses:	
Service fees	24,937,779
Salary and related expense	9,939,012
Data & data communications	2,000,601
Clearing charges	317,843
Travel expense	454,674
Professional fees	840,418
Occupancy expense	584,492
Promotional fees	574,114
Office supplies & expenses	198,253
Telecommunication	171,334
Depreciation	208,431
Membership fees	72,488
Regulatory expense	99,412
Other expenses	888,909
Total expenses	41,287,760
Net income	$ 8,113,981

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2012

	Member's Equity	Advances to Affiliate	Total
Balance at January 1, 2012	$ 132,045,288	$ (121,358,056)	$ 10,687,232
Advances to affiliate	-	(8,345,791)	(8,345,791)
Distribution to member	(700,000)	-	(700,000)
Net income	8,113,981	-	8,113,981
Balance at December 31, 2012	$ 139,459,269	$ (129,703,847)	$ 9,755,422

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

Operating activities:	
Net income	$ 8,113,981
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	208,431
Net changes in assets and liabilities:	
Usage fees receivable	1,176,346
Receivable from clearing broker	8,030
Other assets	(28,914)
Restricted cash	(546,668)
Proceeds from securities sold, not yet purchased	546,668
Change in fair value of securities sold, not yet purchased	(66,678)
Accounts payable and accrued liabilities	162,077
Net cash provided by operating activities	9,573,273
Investing activities:	
Purchases of property and equipment	(31,971)
Net cash used in investing activities	(31,971)
Financing activities:	
Advances to affiliate	(8,345,791)
Distribution to member	(700,000)
Net cash used in financing activities	(9,045,791)
Net increase in cash	495,511
Cash and cash equivalents, beginning of year	2,687,930
Cash and cash equivalents, end of year	$ 3,183,441

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a limited liability corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly-owned subsidiary of BondDesk Group LLC ("BondDesk"), a Delaware limited liability company, which in turn is wholly-owned by NBD Holdings Corp. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, BondDesk Trading established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Significant estimates include the provision for trading adjustments and the allowance for doubtful accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist mainly of money market funds sponsored by a large financial institution. Such amounts exceed FDIC insured limits; however the Company periodically assesses the creditworthiness of the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

The Company's total restricted cash balance was $546,668 as of December 31, 2012 and related to cash held in conjunction with the Company's securities sold, not yet purchased, at fair value.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2012, the Company recorded an allowance for doubtful accounts of $153,176. Two customers represented 17% and 11% of usage fees receivable as of December 31, 2012, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial Instruments and Securities Sold, Not Yet Purchased, at Fair Value

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance-sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2012. Securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reported in the statement of operations. The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2012.

Revenue Recognition

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the statement of operations, net of trade adjustments to customers of $10,750 for 2012.

Trade adjustments are generally issued to customers as a result of trade count adjustments. The Company establishes the allowance for trading adjustments based on several factors including amount of trading revenue recorded and historical experience. The balance in the allowance for trading adjustments account, reflected as a reduction in usage fees receivable, at December 31, 2012 was $75,000 representing estimated unissued credits related to 2012 revenue. Trading revenue related to the Company's BondDesk Direct division for the year ended December 31, 2012 was approximately $624,000. Trading revenue related to the Company's BondDesk Institutional division was approximately $1,042,000 for the year ended December 31, 2012.

In 2012, one customer represented 14% of total revenues.

NOTE 3 – OTHER ASSETS

Other assets at December 31, 2012 include $75,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Introduction Brokers ("PAIB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2012:

Computer equipment and software	$ 367,526
Furniture and equipment	383,216
Leasehold improvements	237,636
	988,378
Less: accumulated depreciation	(449,071)
	$ 539,307

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company's financial statements reflect expenses related to two operating leases, the New York office lease and the Carlsbad office lease. These leases are the obligation of BondDesk who has adequate resources independent of the broker dealer to pay the obligation. These expenses are reflected on the Company's financial statements in accordance with an expense-sharing agreement with BondDesk. The Carlsbad lease includes an escalation clause requiring pro rata share of increases in operating expenses and real estate taxes of the building above a 2012 base year.

Future minimum rental commitments under such leases are as follows:

Years ending December 31,	
2013	$ 538,750
2014	570,106
2015	539,858
2016	44,988
Total	$ 1,693,702

Rent expense for the year ended December 31, 2012 was $584,492.

Market Data Fees

In July 2008, BondDesk entered into an agreement with a vendor which provides BondDesk with a license to receive and use various market data supplied by the vendor. The agreement was scheduled to run through June 30, 2011 but is automatically extended for successive one-year periods unless terminated. BondDesk allocates a portion of the fees associated with the agreement to the Company. Allocated fees for 2012 are $689,000 and estimated fees for the year ended 2013 are expected to be approximately $708,000. The fees are included in data and data communication expense on the Company's statement of operations.

NOTE 6 – INCOME AND OTHER TAXES

As a limited liability wholly-owned subsidiary of BondDesk, the Company is treated as a disregarded entity in accordance with the Internal Revenue Code and applicable state laws. No provision is made in the financial statements of the Company for income taxes and the Company has no uncertain tax positions. However, the Company was subject to entity level state and city taxes of $4,034 in 2012, which has been included as part of other expenses in the accompanying statement of operations.

Pursuant to the statute of limitations, the entity is open to audit by the Internal Revenue Service (the "IRS") for the tax years ended December 31, 2009 to December 31, 2012 for federal tax purposes, and for the tax years ended December 31, 2008 to December 31, 2012 for state tax purposes. However, the entity does not have any examinations in progress with the IRS or states that would cause them to record an additional tax liability.

The entity has reviewed all significant tax positions for which the statute of limitations remained open and determined there were no material unrecognized tax benefits as of December 31, 2012 and 2011, respectively, nor are any anticipated in the 12 months following December 31, 2012. There have been no related tax penalties or interest, which would be classified as a tax expense in the statement of income.

NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company. The total expense pursuant to the expense-sharing and licensing agreements was approximately $37 million during the year ended December 31, 2012.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in an intercompany balance due from BondDesk of approximately $130 million as of December 31, 2012. Such amount is presented as advances to affiliate in the statement of financial condition and will be classified as a component of member's equity until paid or dividend declared.

A certificate of deposit ("CD") is being held as a security deposit on the New York office lease agreement for $169,767, an amount equivalent to three month's rent. The CD is held in the name of BondDesk Group on behalf of the Company.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments sold, but not yet purchased, at fair value are reflected in the statement of financial condition. Fair value is the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to transfer a liability occurs in the principal market for the liability or, in the absence of a principal market, the most advantageous market.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly

Level 3 - Inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the financial instruments carried on the statement of financial condition by level within the hierarchy as of December 31, 2012:

	Level 1	Level 2	Level 3	Balance at December 31, 2012
Assets				
Money market funds	$ 3,183,441	$ -	$ -	$ 3,183,441
Liabilities				
Securities sold, not yet purchased, at fair value	$ -	$ 479,990	$ -	$ 479,990

The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2012.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $2,735,044 which was $2,635,044 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 19.32% at December 31, 2012. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 120% of its required minimum amount.

NOTE 9 – NET CAPITAL REQUIREMENT (continued)

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTAL INFORMATION

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Net capital:	
Member's equity	$ 9,755,422
Non-allowable assets:	
Usage fees receivable	(5,954,208)
Property and equipment, net	(539,307)
Other assets	(351,913)
Net capital before haircuts	2,909,994
Haircuts on securities	(174,950)
Net capital	$ 2,735,044
Aggregate indebtedness	$ 528,471
Computation of basic net capital requirement:	
6-2/3% of aggregate indebtedness ($528,471) (A)	$ 35,231
Minimum dollar net capital requirement (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 2,635,044
Ratio of aggregate indebtedness to net capital	19.32%

There were no material differences between the Company's Form X-17a-5 Part II original filing on January 23, 2013, as of December 31, 2012 and the above schedule.

There were no material differences between the Company's Form X-17a-5 Part II amended filing on February 25, 2013, as of December 31, 2012 and the above schedule.

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

December 31, 2012

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.



Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

BondDesk Trading LLC

December 31, 2012



Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424
T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
BondDesk Trading LLC

In planning and performing our audit of the financial statements and supplementary information of BondDesk Trading LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

Grant Thornton

the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 26, 2013



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

BondDesk Trading LLC

December 31, 2012



Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
BondDesk Trading LLC
25 Corte Madera Avenue, Suite 100
Mill Valley, CA 94941

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by BondDesk Trading LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies and disbursement journal entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 by comparing to Total Clearing Charges per the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 26, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5278 FINRA DEC
BondDesk Trading LLC
Attn: Dennis Sidlauskas
25 Corte Madera Ave, Suite 100
Mill Valley, CA 94941

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 122,710
B.	Less payment made with SIPC-6 filed (exclude interest) 07/25/2012 Date Paid	(64,641)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	58,069
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 58,069
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 58,069
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BondDesk Trading LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of February, 20 13.

Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,401,740
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	317,843
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	317,843
2d. SIPC Net Operating Revenues	$ 49,083,897
2e. General Assessment @ .0025	$ 122,710

(to page 1, line 2.A.)